222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES
NATHANIEL SEGAL ATTORNEY AT LAW +1 (312) 609 7747 nsegal@vedderprice.com

December 9, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kimberly A. Browning
Mr. Kenneth Ellington

Re:	Nuveen Quality Preferred Income Fund 2
(the “Registrant” or the “Acquiring Fund”);
File No. 333-207760

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on December 8, 2015, with respect to the Registrant’s Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on December 7, 2015 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen Quality Preferred Income Fund (“Quality Preferred”) and Nuveen Quality Preferred Income Fund 3 (“Quality Preferred 3” and together with Quality Preferred, the “Target Funds” or each individually, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” and together, the “Reorganizations”). The Acquiring Fund and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. A Tandy Letter is attached as Exhibit A.

(1)

Comment:       Please designate the specific securities that will be sold in order to comply with the investment policies and restrictions of the Acquiring Fund (“forced sales”) or expressly state that no forced sales will be required.

U.S. Securities and Exchange Commission

December 9, 2015

Response: The Registrant confirms that no forced sales will be required and has revised the disclosure to this effect.

(2)

Comment:     Please change references to the “Pro Forma Acquired Fund” in the Comparative Fee Table, Capitalization Table, pro forma financial statements and elsewhere to include the name of the fund that will be the accounting survivor.

Response: The Registrant has made the requested change.

(3)

Comment:     Please revise the disclosure on page iii in the Q&A Section and elsewhere in the Joint Proxy Statement/Prospectus, as appropriate, related to the anticipated lower effective management fee rate and operating expenses to take into account the anticipated expenses taking leverage into account.

Response:     The Registrant has added a statement to the referenced disclosure in the Q&A Section and similar language in the Joint Proxy Statement/Prospectus regarding the impact of the anticipated increase of leverage on fees and expenses, as well as a cross reference to the more detailed question and answer regarding fees and expense.

(4)	Comment: If possible, please quantify the anticipated turnover in connection with change in investment mandate.

Response:   As noted in response to comment (1) above, the Registrant confirms that no forced sales will be required. In addition, the Registrant has revised the disclosure in the notes to the pro forma financial statements to state that if the Reorganizations had occurred as of July 31, 2015, the Target Funds would not have been required to dispose of any of their portfolio securities in order to comply with the Acquiring Fund’s investment policies and restrictions. As discussed with the staff, the Registrant increased the narrative disclosure in Pre-Effective Amendment No. 1 regarding the repositioning and notes several challenges with quantifying changes due solely to the changes in policies including the fact that changes will occur over time and will depend on many factors including supply and demand of securities and market conditions.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747 or Deborah Bielicke Eades at (312) 609-7661.

Sincerely, /s/ Nathaniel Segal Nathaniel Segal

EXHIBIT A

December 9, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kimberly A. Browning
Mr. Kenneth Ellington

Re:	Nuveen Quality Preferred Income Fund 2 (the “Registrant”)
Registration Statement on Form N-14
File Number: 333-207760

To the Commission:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided telephonically by the staff of the Commission on December 8, 2015, with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on December 7, 2015 relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen Quality Preferred Income Fund and Nuveen Quality Preferred Income Fund 3 into the Registrant.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to the disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Nuveen Quality Preferred Income Fund 2

By: /s/ Kevin J. McCarthy

Name: Kevin J. McCarthy

Title:   Vice President and Secretary

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